Exhibit 12.1
UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor			Predecessor
			Period from	Period from
			February 1 to	January 1 to
			December 31,	January 31,
(In millions, except ratios)	2008	2007	2006	2006	2005		2004
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(5,376)	$697	$47	$22,846	$(21,178)		$(1,724)

Add (deduct):
Fixed charges, from below	820	895	1,051	63	775		606
Distributed earnings of affiliates	2	3	4	—	3		2
Amortization of capitalized interest	1	1	—	1	14		16
Minority interest	(2)	(2)	(4)	—	—		—
Interest capitalized	(20)	(19)	(15)	—	3		(1)

Earnings (loss) as adjusted	$(4,575)	$1,575	$1,083	$22,910	$(20,383)		$(1,101)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$523	$661	$728	$42	$484		$448
Portion of rental expense representative of the interest factor	297	234	323	21	291		158

Fixed charges, as above	820	895	1,051	63	775		606

Preferred stock dividend requirements (pre-tax) (b)	3	18	18	1	10		10

Fixed charges including preferred stock dividends	$823	$913	$1,069	$64	$785		$616

Ratio of earnings to fixed charges	(c )	1.76	1.03	363.65	(c	)	(c )

Ratio of earnings to fixed charges and preferred dividend requirements	(c )	1.73	1.01	357.97	(c	)	(c )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)	Successor Company dividends were adjusted using 2007 and 2006 effective tax rates of approximately 43% and 49%, respectively.

(c)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $5.4 billion in 2008, $21.2 billion in 2005 and $1.7 billion in 2004.